Exhibit (a)(12)

This email was sent by Art Levinson, Chairman and Chief Executive Officer of Genentech, to all Genentech employees.

Today, Genentech reached an agreement with Roche, in which Roche agreed to amend its tender offer for the outstanding shares of Genentech that it does not already own to $95 per share in cash. The Special Committee of our Board of Directors will recommend that stockholders tender their shares into this revised offer. If the majority of non-Roche stockholders agree to tender their shares, and the other conditions to Roche’s offer are met, then Roche will complete a merger with Genentech under the terms of an agreement the companies have negotiated under which any stockholders of Genentech who did not tender their shares will receive $95 in cash.

I recognize that this may seem like a rapid turn of events so I want to provide you with some context. This past Friday, Roche increased its original tender offer proposal to $93, taking a significant step toward a price that the Special Committee believed was appropriate. Following Roche’s revised tender offer, the Special Committee reached out to Roche over the weekend to initiate discussions. An agreement offering shareholders a new price of $95 per share was reached.

What to Expect Next

Roche’s tender offer is now open until Wednesday, March 25, 2009 at $95 per share. Non-Roche stockholders have until that date to decide whether or not to tender their shares. If the majority of the non-Roche stockholders decide to tender, and the other conditions to Roche’s offer are met, then Roche will cash out all remaining Genentech stockholders at $95 per share. Roche and Genentech will then begin to work together on a transition process.

While the next few months will undoubtedly bring change, I expect that our commitment to those whose lives could benefit from our best efforts will remain resolute. Our counterparts at Roche have repeatedly expressed their respect for our achievements and our unique science-driven culture. All of you share credit for our extraordinary record of accomplishment and I have no doubt that our company will continue to deliver innovative therapies that truly change patients’ lives for the better.

I appreciate your collective efforts to remain focused, and I recognize that the past several months have been challenging for many of us. I am very grateful and proud that you have kept us on track during this period. I also want to thank the Special Committee for their reasoned, calm approach, enabling us to minimize the disruption to the company while they committed themselves to the effort to assure that Roche’s offer delivered a favorable outcome for all of the minority stockholders.

I know that many of you will have questions following today’s news. We will be working to update you further through communications from the EC and Officers. We also will be updating the Frequently Asked Questions on gWiz. The Special Committee’s recommendation statement on Schedule 14D-9 will be posted on gWiz when it becomes available, and also on the SEC’s website, at www.sec.gov.

Thank you for all of your continued focus and efforts. I will keep you posted on further developments as they occur.

Art